FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1       FRN Variable Rate Fix dated 02 December 2003
No.  2       Holding(s) in Company dated 02 December 2003
No.  3       Director Shareholding dated 02 December 2003
No.  4       Holding(s) in Company dated 02 December 2003
No.  5.      Doc re. Pricing Supplement dated 03 December 2003
No.  6.      Doc re. Pricing Supplement dated 03 December 2003
No.  7.      FRN Variable Rate Fix dated 03 December 2003
No.  8.      FRN Variable Rate Fix dated 04 December 2003
No.  9.      Doc re. Pricing Supplement dated 05 December 2003
No. 10.      Doc re. Pricing Supplement dated 05 December 2003
No. 11.      Employee Share Option Scheme dated 05 December 2003

Document No. 1

Northern Rock PLC

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 125,000,000.00
    MATURING: 01-Jun-2004
    ISSUE DATE: 02-May-2002
    ISIN: XS0146425102

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01-Dec-2003 TO 01-Mar-2004 HAS BEEN FIXED AT 4.075000 PCT.

INTEREST PAYABLE VALUE 01-Mar-2004 WILL AMOUNT TO
GBP 101.60 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 2


                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 1 December 2003 that as at 26 November 2003 Morgan Stanley Securities Limited (MSSL), and the Group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary 25p share capital of the Company.

Also, Northern Rock plc ("the Company") has been notified on 1 December 2003 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 28 November 2003, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in their holding a total of 12,697,207 ordinary 25p shares of the Company. This holding represents 3.01% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time, 11,106,582 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 11,106,582 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Document No. 3


                               NORTHERN ROCK PLC
                     NOTIFICATION OF ACQUISITION OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett


have a potential interest in QUEST and that on 1 December 2003 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares    Price per Share    Percentage of Issued Share Capital


  1804            GBP6.9033            0.0004

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the aforementioned 1804 shares to nil.

Document No. 4


                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES



The Company has been notified on 2 December 2003 that as at 1 December 2003 Morgan Stanley Securities Limited (MSSL), and the Group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary 25p share capital of the Company.

Document No. 5

Pricing Supplement
Issuer:                           Northern Rock Plc
Series Number                     291
Description:                      CHF50,000,000
Currency/ Principal Amount:       Swiss Francs
Issue Price:                      100 per cent
Specified Denominations:          CHF 10,000
Issue Date:                       19 November 2003
Maturity Date:                    19 May 2005
ISIN:                             XS0180639725

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 6

Pricing Supplement

Issuer:                           Northern Rock Plc

Series Number                     295

Description:                      GBP295,000

Currency/ Principal Amount:       Pounds Sterling

Issue Price:                      100 per cent

Specified Denominations:          GBP1,000

Issue Date:                       28 November 2003

Maturity Date:                    28 November 2008

ISIN:                             XS0181374702

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 7

Northern Rock PLC

RE: NORTHERN ROCK BUILDING SOCIETY
    EUR 850,000,000.00
    MATURING: 05-Mar-2007
    ISSUE DATE: 05-Mar-2002
    ISIN: XS0143908472

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
05-Dec-2003 TO 05-Mar-2004 HAS BEEN FIXED AT 2.309000 PCT.

INTEREST PAYABLE VALUE 05-Mar-2004 WILL AMOUNT TO
EUR 5.84 PER EUR 1,000.00 DENOMINATION.
EUR 58.37 PER EUR 10,000.00 DENOMINATION.
EUR 583.66 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 8

Northern Rock PLC

RE: NORTHERN ROCK BUILDING SOCIETY
    USD 17,649,000.00
    MATURING: 06-Sep-2005
    ISSUE DATE: 04-Sep-2001
    ISIN: XS0135159647

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Dec-2003 TO 08-Mar-2004 HAS BEEN FIXED AT 1.230000 PCT.

INTEREST PAYABLE VALUE 08-Mar-2004 WILL AMOUNT TO
USD 3.11 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 9

Pricing Supplement
Issuer:                           Northern Rock Plc
Series Number                     293
Description:                      GBP253,000
Currency/ Principal Amount:       Pounds Sterling
Issue Price:                      100 per cent
Specified Denominations:          GBP1,000
Issue Date:                       21 November 2003
Maturity Date:                    27 November 2008
ISIN:                             XS0180937152

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 10

Pricing Supplement
Issuer:                           Northern Rock Plc
Series Number                     294
Description:                      GBP1,439,000
Currency/ Principal Amount:       Pounds Sterling
Issue Price:                      100 per cent
Specified Denominations:          GBP1,000
Issue Date:                       21 November 2003
Maturity Date:                    27 November 2009
ISIN:                             XS0180938713

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 11



                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 5 December 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,436,225 Shares representing 1.53% of the Company's issued share capital.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  08 December 2003              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary